UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RUBICON PROJ INC

(Name of Issuer)

COM

(Title of Class of Securities)

78112V102

(CUSIP Number)

Dec 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 78112V102

1)	Name of Reporting Person Bank Of Montreal
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 335,240(1)
	6)	Shared Voting Power: 0
	7)	Sole Dispositive Power: 305,682(1)
	8)	Shared Dispositive Power: 12,503(1)
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 356,689(1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.727%
12)	Type of Reporting Person HC

(1)	Shares are held indirectly by the Reporting Person’s subsidiaries, BMO Asset Management Corp., BMO Harris Bank N.A. CTC myCFO, LLC., and BMO Private Investment Counsel, Inc.

SCHEDULE 13G

CUSIP No. 78112V102

1)	Name of Reporting Person BMO HARRIS BANK N.A.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 2,277
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 2,277
	8)	Shared Dispositive Power:
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,277
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.005%
12)	Type of Reporting Person BK

SCHEDULE 13G

CUSIP No. 78112V102

1)	Name of Reporting Person BMO ASSET MANAGEMENT CORP.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 290,149
	6)	Shared Voting Power: 0
	7)	Sole Dispositive Power: 260,591
	8)	Shared Dispositive Power: 489
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 299,584
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.611%
12)	Type of Reporting Person IA

SCHEDULE 13G

CUSIP No. 78112V102

1)	Name of Reporting Person CTC MYCFO, LLC
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power:
	6)	Shared Voting Power:
	7)	Sole Dispositive Power:
	8)	Shared Dispositive Power: 12,014
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,014
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.024%
12)	Type of Reporting Person IA

SCHEDULE 13G

CUSIP No. 78112V102

1)	Name of Reporting Person BMO PRIVATE INVESTMENT COUNSEL, INC.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 42,814
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 42,814
	8)	Shared Dispositive Power:
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 42,814
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.087%
12)	Type of Reporting Person IA, FI

SCHEDULE 13G

CUSIP No. 78112V102

ITEM 1(a).	Name of Issuer.

RUBICON PROJ INC

ITEM 1(b).	Address of Issuer’s Principal Executive Offices.

Rubicon Project, Inc.

12181 Bluff Creek Drive, 4th Floor

Los Angeles, CA 90094

ITEM 2(a).	Names of Persons Filing.

Bank Of Montreal

BMO HARRIS BANK N.A.

BMO ASSET MANAGEMENT CORP.

CTC MYCFO, LLC

BMO PRIVATE INVESTMENT COUNSEL, INC.

ITEM 2(b).	Address of Principal Business Office or, if none, Residence.

Bank Of Montreal

1 First Canadian Place

Toronto, Ontario, Canada M5X 1A1

BMO Harris Bank N.A.

111 W Monroe Street

Floor 6E

Chicago, IL 60603

BMO Asset Management Corp.

115 South La Salle Street

Floor 11 West

Chicago, IL 60603

CTC myCFO, LLC

2200 Geng Road, Suite 100

Palo Alto, CA 94303

BMO Private Investment Counsel Inc.

1 First Canadian Place

P.O. Box 150

9th Floor

Toronto, ON, Canada M5X 1H3

ITEM 2(c).	Citizenship or Place of Organization.

Bank Of Montreal is organized under the laws of Canada.

BMO HARRIS BANK N.A. is organized under the laws of Delaware, United States.

BMO ASSET MANAGEMENT CORP. is organized under the laws of Delaware, United States.

CTC MYCFO, LLC is organized under the laws of the United States.

BMO PRIVATE INVESTMENT COUNSEL INC. is organized under the laws of Canada.

ITEM 2(d).	Title of Class of Securities.

COM

ITEM 2(e).	CUSIP Number.

78112V102

ITEM 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.	Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Bank of Montreal is the ultimate parent company of BMO Asset Management, Corp. and CTC myCFO, LLC investment advisers registered under Section 203 of the Investment Advisers Act of 1940, BMO Private Investment Counsel Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a non-U.S. institution and BMO Harris Bank N.A., a bank as defined in section 3(a)6 of the Act.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable

ITEM 9.	Notice of Dissolution of Group.

Not Applicable

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 21st day of March, 2017.

BANK OF MONTREAL

/s/ Barbara Muir
Barbara Muir
SVP, Deputy General Counsel Corporate Affairs & Corporate Secretary

BMO HARRIS BANK N.A.

*

BMO ASSET MANAGEMENT CORP.

*

CTC myCFO, LLC

*

BMO PRIVATE INVESTMENT COUNSEL, INC.

*

*	Pursuant to Power of Attorney filed as Exhibit 2 to Schedule 13G filed on February 14, 2014 by Reporting Persons named herein (File No. 005-59405), which is incorporated by reference.